Exhibit 99.1

3/12/2015

Dear Members of the Board of Directors of Stewart Information Services:

Foundation Asset Management owns approximately 1.7 million shares of Stewart Information Services Corporation (STC), or 7.45% of the shares outstanding.  Foundation has owned shares of STC since 2013, and we believe the company has an outstanding franchise with the potential to generate significant profitability and growth.  Unfortunately, this potential is not being realized.  We have been hopeful that the value creation strategies announced in February 2014 would improve operating discipline and results.  Instead, we have witnessed a deterioration of both.

We read Bulldog Investors’ Schedule 13D filing and letter to the Board of Directors with interest.  We, too, believe that the Board has not been held accountable for maximizing shareholder value and that the dual-class share structure should be removed, both of which we discuss below.  Overall, our research illustrates two points: 1) there is tremendous value that can be unlocked at Stewart, and 2) there is likely a number of potential suitors willing to offer a significant premium to today’s stock price for the company.  Whether the Board takes the necessary measures or whether a buyer does, there is a large value gap that will only close with significant change.

Why Improved Corporate Governance is Necessary

The company states it is in the third year of its operational turnaround, yet margins remain a fraction of well-run competitors.  In fact, Stewart’s net income margin actually declined over the last year from 3.8% in 2013 to 1.6% in 2014.  Well-run competitors earn 5-7.5% net margins.  Similarly, while competitors grew earnings significantly during the year, Stewart’s earnings declined dramatically.  Again, this is three years into the announced turnaround.

The company’s February 26, 2015 press release states that “title pre-tax margins for 2014 of 11.1% reflect more than 160bps improvement over 2012 margins.”  As investors, we really do wish that were true.  If so, Stewart would be a well-run title insurer with acceptable pre-tax margins.  What the reporting fails to take into account is the non-trivial matter of $138.6 million of unallocated corporate overhead, which actually increased from $120.0 million in 2012.  When we estimate the corporate expenses attributable to the title segment, pre-tax margins shrink to 3.2%, as compared to peer margins that are triple that level.  We believe that the Board is doing an enormous disservice to management and all stakeholders by mischaracterizing the true performance of the business.

Furthermore, in a year in which both the CEO and CFO missed every “corporate performance metric” outlined in the 2015 proxy, the CEO’s salary actually increased 12.5% and total compensation (before KEEPs awards) increased for both the CEO and CFO as compared to 2012, when earnings were more than double 2014 levels.

Why Alignment of All Shareholders is Necessary

Although the Class B shareholders only own 5% of the company, they exclusively appoint 4 out of 9 directors, have a veto over all important corporate matters, and appoint the Chairman of the Board.  We recently conducted a study of the corporate governance of every public company in the United States.  Of the 2,279 companies with market capitalizations above $500 million, only 110 have dual share classes.  Of those, Stewart is the only company that affords insider control with such a low economic stake in the company.

Furthermore, we conducted an analysis of total payments to the Morris family from 2001 through 2013 compared to total capital flows to common shareholders over that timeframe1.  Filings indicate that insiders received payments of $40,819,000, while public shareholders actually funded the company with $37,511,000 of inflows. (Two capital raises dwarfed the level of dividends and buybacks.)  While it is appealing to provide capital to growing enterprises, in this case earnings per share and tangible book value per share are lower today than in 2001.  It is important to note that Class B shareholders do not receive dividends, which we view as a critical misalignment with common shareholders.

The Unlocked Value Potential at Stewart

As part of our initial and ongoing research on Stewart, we retained several former executives from high-performing title insurers to benchmark the appropriate cost structure for the company.  Their conclusion was that there is no structural reason for Stewart’s inferior margins to its peers, and the company’s intrinsic earnings power is more than $5.00 per share.  Applying a peer-average 14x multiple results in a stock price over $70 per share.

A critical element of this analysis is the assumed multiple.  Stewart has traded at a discounted multiple throughout most of its history, which we attribute to the misaligned incentives caused by the dual-class capital structure.

Moving Forward

While we support the re-nomination of the two directors Foundation and Engine placed on the board last year, further change is necessary.  A proxy fight is costly and disruptive.  Instead, we urge the current Board to sit down and negotiate a settlement with Bulldog that addresses the serious issues at the Company, removes the dual-class structure so that all shareholders are on a fair and level playing field, and adds additional shareholder representatives to the Board who will work to maximize shareholder value.

Sincerely,

/s/ Sky Wilber & David Charney

Sky Wilber & David Charney
Foundation Asset Management

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1 2001 was the first full year the current co-Vice Chairmen became co-CEOs, and 2013 was the last full year before the settlement which required the company to start repurchasing stock.  Even after the settlement, public shareholders have had total net capital flows of -$13,129,000 over the 13 year timeframe.

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